UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
The Securities and Exchange Act of 1934
For the month of September 2010
Commission File Number: 001-34380

DUOYUAN GLOBAL WATER INC.
(Translation of registrant’s name into English)

No.3 Jinyuan Road
Daxing Industrial Development Zone
Beijing 102600
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐       No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________.

DUOYUAN GLOBAL WATER INC.
Form 6-K
CONTENTS

Signatures
EX-99.1 Press Release dated September 28, 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUOYUAN GLOBAL WATER INC.
By:	/s/ Wenhua Guo
	Name:	Wenhua Guo
	Title:	Chairman and Chief Executive Officer

Date: September 28, 2010

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated September 28, 2010.

Exhibit 99.1
Duoyuan Global Water Inc.
Announces Engagement of Skadden, Arps, Slate, Meagher & Flom LLP & Affiliates for
Preemptive Third-Party Review
Beijing, China, September 28, 2010 — Duoyuan Global Water Inc. (NYSE: DGW) (“Duoyuan” or the “Company”), a leading China-based domestic water treatment equipment supplier, today announced that the Audit Committee of its Board of Directors has engaged Skadden, Arps, Slate, Meagher & Flom LLP & Affiliates (“Skadden”) to conduct the preemptive third-party review authorized on September 14, 2010.
The engagement of Skadden’s global team of U.S. and China-based counsel is effective immediately. The team will advise and assist the Audit Committee as part of a review of the accounting, internal controls and corporate governance of the Company, as may be necessary, to confirm that the Company’s standards are in accordance with the standards expected of an NYSE-listed company. While there are presently no known accounting or corporate governance issues to be reviewed and the Company consistently has received unqualified audit opinions on its financial statements from Grant Thornton, an international accounting firm, for four successive years, the Company’s Board of Directors previously determined that the appointment of an independent third party is appropriate to ensure the highest level of transparency and accountability.
The Company’s most recent Annual Report on Form 20-F for fiscal year 2009 has been filed with the U.S. Securities and Exchange Commission (“SEC”). The report is available on the Company’s corporate website at www.duoyuan-hq.com and on the SEC’s website at www.sec.gov. Requests for hard copies of the Company’s audited consolidated financial statements (free of charge) may be made by contacting the Company’s investor relations department at (646) 277-1227 in the U.S. and at 86-10-6599-7968 in China.
About Duoyuan Global Water Inc.
Duoyuan Global Water Inc. is a leading China-based domestic water treatment equipment supplier. Duoyuan’s product offerings address key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Duoyuan offers a comprehensive set of complementary products across three product categories: water conservation, including circulating water treatment; water purification; and water reuse treatment, including wastewater treatment. The Company has an extensive local distribution network, which provides proximity to end-user customers and responsiveness to local market demand. Learn more at www.duoyuan-hq.com.
Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated January 27, 2010, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Contact Information
ICR, LLC
In the U.S.: Ashley M. Ammon: 1-646-277-1227
In China: Wen Lei Zheng: 86-10-6599-7968